Exhibit 99.1

Algonquin Power & Utilities Corp. to Acquire Water Utilities in California and Montana

OAKVILLE, ON, Sept. 19, 2014 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that Liberty Utilities, APUC’s regulated utility business, has entered into an agreement with Western Water Holdings, a wholly-owned investment of Carlyle Infrastructure, to acquire the regulated water distribution utility Park Water Company (“Park Water”). Park Water owns and operates three regulated water utilities engaged in the production, treatment, storage, distribution, and sale of water in Southern California and Western Montana. The three utilities collectively serve approximately 74,000 customer connections and have more than 1,000 miles of distribution mains.

Total consideration for the utility purchase is expected to be approximately U.S. $327 million, which includes the assumption of approximately U.S. $77 million of existing long-term utility debt. The acquisition will maintain APUC’s strategic business mix and further enhance its investment grade consolidated capital structure. The acquisition is expected to have net property, plant and equipment and other assets for rate making purposes at closing of U.S. $259 million.

“The acquisition of Park Water strategically expands our utility presence in California and marks our entry into the state of Montana,” commented Ian Robertson, Chief Executive Officer of APUC. “The acquisition builds on our strong water utility expertise, provides continuing opportunity for organic growth, and increases the proportion of our earnings from long-term, stable utility assets. We look forward to bringing our caring, local and responsive business approach to the communities served by Park Water.”

Carlyle Managing Director Robert Dove said, “We are delighted to have reached a signed agreement with Liberty, an experienced U.S.-regulated utility, to acquire Park Water and its subsidiaries. Liberty Utilities’ water utility expertise, commitment to customer service and long term ownership approach will enable Park Water to continue to provide excellent service to its customers.”

The acquisition is subject to certain approvals and conditions, including state and federal regulatory approval, and is expected to close in the latter half of 2015.

Scotiabank acted as financial advisor to APUC as part of the transaction. Wells Fargo served as financial advisor to Carlyle.

For additional information on the acquisition, please visit:

http://investors.algonquinpower.com/file.aspx?iid=4142273&fid=1500063949

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities owns and operates a diversified $3.6 billion portfolio of regulated and non-regulated utilities in North America. The regulated utility business provides water, electricity and natural gas utility services to 485,000 customers through a portfolio of regulated generation, transmission and distribution utility systems. The non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7,
Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com, Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 05:57e 19-SEP-14